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                                                                    Exhibit 20.2

[LOGO] LML Payment Systems                                          news release


                        LML ANNOUNCES BOARD APPOINTMENT
             Robin B. Martin joins Corporation's Board of Directors


Vancouver, BC, November 20, 2000 - LML Payment Systems Inc. (the "Corporation") (Nasdaq: LMLP) is pleased to announce the appointment of Robin B. Martin to the Board of Directors.

From 1978 until the present, Mr. Martin has sat as President and Chief Executive Officer of the Deer River Group based in Washington, DC. He is responsible for all activities of this owner and operator of commercial radio and television stations and cable TV systems as well as the development of acquisitions, mergers, financing, and operations. He is frequently asked to speak to various industry groups on the subject of broadcast acquisition and finance. He is also a consultant to the United States Information Agency/Voice of America, and the author of various books and articles.

From 1977 until 1978, Mr. Martin held the title of Director of Corporate Affairs
for the Outlet Company of Providence, RI.   In this position he was responsible
for corporate financial, public, internal and community relations, and investor and stockholder dealings for this $250 million NYSE-listed group broadcasting and retailing enterprise.

From 1976 until 1977, he served as Special Assistant to the Chairman of the National Transportation Safety Board in Washington, DC. Here he advised the Chairman, acted as spokesman for the Chairman, and liaised with other Commissioners, Congress, government agencies, the press and industry.

From 1974 through 1976, Mr. Martin served as Staff Assistant to President Gerald
R. Ford in The White House, stationed in Washington, DC. He was the personal representative of the President in his political, non-political, domestic and international travels. He coordinated White House support staff, acted as liaison with local hosts, and recruited, interviewed, selected, trained and scheduled 125 volunteer and 10 professional advancemen.

Prior to his term in Gerald Ford's White House, Mr. Martin held various senior executive positions in the broadcast industry.

He is a Member of the Board of the National Museum of Natural History at the Smithsonian Institution, a Member of the Federal City Council in Washington, DC., serves on the Board of Trustees of The Shakespeare Theatre in Washington, DC and on the Governing Board of St. Albans School, also of Washington, DC.

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"We are delighted to welcome Mr. Martin to the Board of Directors of LML Payment
Systems," said Patrick Gaines, Corporation Chairman. "He brings a level of insight and experience that will serve us well as we continue to unfold our business plan throughout the coming months and years."

LML Payment Systems is a financial payment processor specializing in providing end-to-end check processing solutions for national, regional and local retail merchants. The Corporation's processing services include traditional check verification and collection along with electronic processing services including Electronic Check Re-presentment (whereby returned paper checks are represented for payment electronically) and Electronic Check Conversion (whereby paper checks are converted into electronic transactions right at the point of sale). The Corporation's intellectual property estate, owned by a subsidiary, will include a recently allowed patent application regarding internet checking transactions, in addition to U.S. Patent No. 5,484,988. U.S. Patent No. 5,484,988, describes a "Checkwriting point of sale system," which, through a centralized database and authorization system, is capable of providing and administering various electronic payment services for customers and businesses.

Statements contained in this news release which are not historical facts are forward-looking statements, subject to uncertainties and risks. For a discussion of the risks associated with the Corporation's business, please see the documents filed by the Corporation with the SEC.


CONTACTS:    Patrick H. Gaines
             President and CEO             Investor Relations
             LML Payment Systems Inc.      LML Payment Systems Inc.
             (604) 689-4440                (800) 888-2260